UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*



                             SEATTLE GENETICS, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)

                                    812578102
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                                 (CUSIP Number)

                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                [ ] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812578102
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(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                Jonathan Gallen
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)                            (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by
   Each Reporting Person With           (5) Sole Voting Power:        2,247,355*
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                                        (6) Shared Voting Power:              0
                                            ------------------------------------
                                        (7) Sole Dispositive Power:   2,247,355*
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                                        (8) Shared Dispositive Power:         0
                                            ------------------------------------
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(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,247,355*
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(10)    Check if  the Aggregate Amount  in Row (9) Excludes Certain  Shares (See
        Instructions):   N/A
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(11)    Percent of Class Represented by Amount in Row (9):   7.3%*
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(12)    Type of Reporting Person (See Instructions):    IA, IN
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* As of December 31, 2003, Ahab Partners, L.P. ("Ahab"), Ahab International, Ltd. ("International") and various private investment accounts (the "Accounts") hold in the aggregate 2,247,355 shares of the common stock, par value $0.001 per share (the "Shares"), of Seattle Genetics, Inc. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by Ahab, International and the Accounts. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen is deemed to beneficially own 2,247,355 Shares, or 7.3%, of the Shares issued and outstanding as of that date.

Item 1(a).  Name Of Issuer:  Seattle Genetics, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            21823 30th Drive SE, Bothell, Washington  98021


Item 2(a).  Name of Person Filing:  Jonathan Gallen

Item 2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence:
            299 Park Avenue, 21st Floor, New York, New York 10171

Item 2(c).  Citizenship:  United States

Item 2(d).  Title of Class of Securities:   Common Stock,  par value  $0.001 per
            share

Item 2(e).  CUSIP No.:  812578102


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

      (a)   [ ]   Broker  or  dealer  registered  under  section 15  of the  Act
                  (15 U.S.C. 78o).

      (b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)   [ ]   Insurance company  as defined in  section 3(a)(19) of the  Act
                  (15 U.S.C. 78c).

      (d)   [ ]   Investment  company   registered   under  section  8   of  the
                  Investment Company Act of 1940 (15 U.S.C 80a-8).

      (e)   [ ]   An investment adviser in accordance with  Section 240.13d-1(b)
                  (1)(ii)(E);

      (f)   [ ]   An employee benefit plan or endowment fund in accordance  with
                  Section 240.13d-1(b)(1)(ii)(F);

      (g)   [ ]   A parent holding company or control  person in accordance with
                  Section 240.13d-1(b)(1)(ii)(G);

      (h)   [ ]   A savings  associations  as  defined  in  Section 3(b) of  the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)   [ ]   A church  plan that  is excluded  from  the  definition of  an investment  company under  section 3(c)(14) of the  Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership

      (a)  Amount Beneficially Owned (as of December 31, 2003):    2,247,355*

      (b)  Percent of Class (as of December 31, 2003):     7.3%*

      (c)  Number of Shares as to which the person has:

         (i)   sole power to vote or to direct the vote        2,247,355*

         (ii)  shared power to vote or to direct the vote      0

         (iii) sole power to dispose or to direct the disposition of  2,247,355*

         (iv)  shared power to dispose or to direct the disposition of    0


Item 5.     Ownership of Five Percent or Less of a Class

            Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


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* As of December 31, 2003, Ahab Partners, L.P. ("Ahab"), Ahab International, Ltd. ("International") and various private investment accounts (the "Accounts") hold in the aggregate 2,247,355 shares of the common stock, par value $0.001 per share (the "Shares"), of Seattle Genetics, Inc. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by Ahab, International and the Accounts. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen is deemed to beneficially own 2,247,355 Shares, or 7.3%, of the Shares issued and outstanding as of that date.

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 10, 2004


                                              /s/ Jonathan Gallen
                                              ----------------------------------
                                              Jonathan Gallen, individually  and
                                              in his capacity as the  investment
                                              manager  for  Ahab Partners, L.P.,
                                              Ahab  International, Ltd.  and the
                                              Accounts



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)